UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40742

ARMADA ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

1760 Market Street, Suite 602

Philadelphia, PA 19103

(215) 543-6886

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of common stock, $0.0001 par value, and one-half of one redeemable warrant

Common stock, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

Effective August 15, 2024, upon the consummation of the transactions contemplated by that certain Business Combination Agreement by and among Armada Acquisition Corp. I (“Armada”), Rezolve Limited, Rezolve AI Limited and the other parties thereto, dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023, Armada merged with and into Rezolve Merger Sub, Inc., with Armada surviving such merger as a wholly-owned subsidiary of Rezolve AI Limited.

Pursuant to the requirements of the Securities Exchange Act of 1934, Armada Acquisition Corp. I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Armada Acquisition Corp. I

Date: August 26, 2024	By:	/s/ Stephen Herbert
	Name:	Stephen Herbert
	Title:	Chief Executive Officer and Director